SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE TO

                              (Amendment No. 18)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                           MAXWELL SHOE COMPANY INC.
                      (Name of Subject Company (Issuer))

                             MSC ACQUISITION CORP.
                           JONES APPAREL GROUP, INC.
                     (Names of Filing Persons -- Offerors)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   577766108
                     (CUSIP Number of Class of Securities)

                              IRA M. DANSKY, ESQ.
                           JONES APPAREL GROUP, INC.
                                 1411 BROADWAY
                           NEW YORK, NEW YORK 10018
                           TELEPHONE: (212) 536-9526

                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                            SCOTT A. BARSHAY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000

                                  Schedule TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2004 (as previously amended and supplemented, the "Schedule TO"), relating to the offer by MSC Acquisition Corp., a New York corporation ("Purchaser") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent, at a price of $23.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated March 23, 2004, the Supplement thereto dated May 26, 2004 (the "First Supplement"), the Second Supplement thereto dated June 21, 2002 (the "Second Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

ITEM 11.  ADDITIONAL INFORMATION

          The first paragraph of the Schedule TO filed on July 7, 2004 is hereby replaced in its entirety with the following new paragraph:

          "This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2004 (as previously amended and supplemented, the "Schedule TO"), relating to the offer by MSC Acquisition Corp., a New York corporation ("Purchaser") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent, at a price of $23.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated March 23, 2004, the Supplement thereto dated May 26, 2004 (the "First Supplement"), the Second Supplement thereto dated June 21, 2002 (the "Second Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement."




                                   SIGNATURE


          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of July 8, 2004 that the information set forth in this statement is true, complete and correct.


                                      MSC ACQUISITION CORP.,

                                      By:    /s/ Wesley R. Card
                                             ----------------------------------
                                             Name:   Wesley R. Card
                                             Title:  Chief Financial Officer
                                                     and Treasurer

                                      JONES APPAREL GROUP, INC.,

                                      By:    /s/ Wesley R. Card
                                             ----------------------------------
                                             Name:   Wesley R. Card
                                             Title:  Chief Operating and
                                                     Financial Officer